VIA EDGAR

December 10, 2015

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention: Maryse Mills-Apenteng

Re:	Accenture plc
Preliminary Proxy Statement on Schedule 14A
Filed December 4, 2015 (the “Preliminary Proxy”)
File No. 001-34448

Dear Ms. Mills-Apenteng:

On behalf of Accenture plc (the “Company”), we are providing the following responses to the comments set forth in the comment letter from the Staff of the Securities and Exchange Commission (the “Staff”) to Chad Jerdee, dated December 8, 2015. To assist your review, we have retyped the text of the Staff’s comments below.

With this response letter, the Company is electronically transmitting Amendment No. 1 to the Preliminary Proxy for filing under the Securities Exchange Act of 1934, which includes revisions made in response to the Staff’s comments.

Proposal No. 3, Page 64

1.
For each material amendment or modification to the 2010 Share Incentive Plan, please revise to disclose how the amendment or modification differs from the existing plan. See Instruction 2 to Item 10 of Schedule 14A.

In response to the Staff’s comment we have revised the disclosure included in Proposal No. 3 to indicate how each significant proposed amendment or modification to the Amended and Restated 2010 Share Incentive Plan differs from the existing plan. Attached as Annex A are our revisions to Proposal No. 3, as marked.

Proposal No. 7, Page 86

2.
Please confirm, if true, that none of the amendments to your articles of association and memorandum of association in connection with recent changes in Irish Law constitutes a material change to shareholder rights

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and revise your disclosure to include a statement to this effect. Alternatively, if one or more of the proposed changes materially impacts shareholder rights, please advise.
We hereby confirm that none of the proposed amendments to the Company’s articles of association and memorandum of association to be made in connection with recent changes in Irish law constitute a material change to shareholder rights.

In light of the Staff’s comment, we have revised the disclosure included in Proposal No. 7A in the following manner:

“On June 1, 2015, the Companies Act 2014 took effect in Ireland. The Companies Act 2014 is meant to consolidate and modernize company law in Ireland. Although the changes to Irish company law will not impact Accenture’s day-to-day operations, we must make some administrative updates to our Articles of Association to ensure that they are not impacted or affected by the introduction of this new law. None of the updates to our Articles of Association proposed to be made in connection with the Companies Act 2014 will materially change the rights of our shareholders.”

In light of the Staff’s comment, we have also revised the disclosure included in Proposal No. 7B in the following manner:

“As described above, on June 1, 2015, the Companies Act 2014 took effect in Ireland. In addition to the proposed amendments described above to our Articles of Association to accommodate the adoption of the Companies Act 2014, we must also make certain corresponding administrative amendments to our Memorandum of Association to account for the adoption of the Companies Act 2014. None of the updates to our Memorandum of Association proposed to be made in connection with the Companies Act 2014 will materially change the rights of our shareholders. The proposed amendments to our Memorandum of Association are each specifically described in the text of the resolution below, as required under Irish law.”

As requested by the Staff, the Company acknowledges that, with respect to filings made by the Company:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and

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•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

_______________________

Please do not hesitate to call Joel Unruch at (312) 693-0015 or the undersigned at (312) 953-0904 with any questions or further comments you may have regarding this filing or if you wish to discuss the above response.

Very truly yours,

ACCENTURE PLC, represented by its duly authorized signatory

/s/ Chad Jerdee
By: Chad Jerdee

cc:	Joel Unruch, Accenture
Aaron Holmes, Accenture
A.J. Kess, Simpson Thacher & Bartlett LLP
Karen Hsu Kelley, Simpson Thacher & Bartlett LLP

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ANNEX A

PROPOSAL NO. 3 – APPROVAL OF AMENDMENTS TO THE AMENDED AND RESTATED ACCENTURE PLC 2010 SHARE INCENTIVE PLAN
Our Board, based on the recommendation of the Compensation Committee, has approved the amendments listed below to the Amended and Restated Accenture plc 2010 Share Incentive Plan (the “2010 SIP”), subject to approval by our shareholders at the Annual Meeting. In connection with its review of this proposal, the Compensation Committee considered the information described below, as well as the favorable recommendation of Pay Governance, the Compensation Committee’s compensation consultant.
Approximately 22 million shares remained available under the 2010 SIP for future grants as of November 30, 2015, and we expect to make awards of approximately 9 million shares between the date of this proxy statement and the Annual Meeting. We expect that if the proposed amendments to the 2010 SIP are approved by our shareholders, the additional shares will be sufficient to allow us to make equity awards in the amounts we believe are necessary for the next 2 to 3 years.
Why We Recommend You Approve the Proposed Amendments

▪
We must attract, retain and motivate high-performers. The ability to issue equity is fundamental to our compensation strategy. Being a people-based business, our success is dependent, in large part, on our ability to use market relevant compensation to attract, retain and motivate the most talented professionals to serve our clients.

▪
We have a disciplined annual share granting practice. Our burn rate has averaged 1.4% over the past 3 years and 1.5% over the past 5 years. During the last 5 years, our burn rate has ranged between 1.3% and 1.7%. Of our total employee population of approximately 360,000, approximately 24,000 (composed of Accenture Leadership and other senior employees) are eligible for equity awards, and only those employees rated as high-performers (a fraction of this group) receive equity awards in any given year.

The 3 year burn rate is calculated as the total number of shares granted under the 2010 SIP as a percentage of the annual weighted average diluted shares.

▪
We proactively manage affordability to prevent dilution. Over the last 5 years, our ratio of share repurchases to share issuances has resulted in a net impact of a reduction to our weighted average diluted shares of approximately 2% per year. We expect to continue to reduce our weighted average diluted shares by approximately 2% in fiscal 2016.

▪
We use equity compensation to align employee and shareholder interests. Equity compensation is a critical means of aligning the interests of our employees with those of our shareholders. Our employees, particularly members of Accenture Leadership, whose equity is tied to Company and individual performance, are motivated under our current equity compensation plans to drive the business to maximize returns over the long-term. We believe this, in part, has resulted in the long-term value we have created for our shareholders, as evidenced by our total shareholder returns over the last 1- and 3-year periods, which in each case, has significantly outperformed our peers and the market.

Annualized 1- and 3-year total shareholder return shown as of August 31, 2015. Source: The Standard & Poor’s Capital IQ Database.
Anticipated Future Equity Awards under the Amended and Restated 2010 Share Incentive Plan
Consistent with past practice, we expect to make awards of approximately 9 million shares between the date of this proxy statement and the Annual Meeting, the majority of which will be our annual performance RSU awards made in January 2016 (including awards that will vest, if at all, based on the Company’s performance over a 3-year period), including the awards to our named executive officers, as described under “Compensation of Executive Officers and Directors—Compensation Discussion and Analysis—Long-Term Equity Compensation” above. Also included in the estimated number of awards to be made during that period are the annual matching grant awards to the participants in the Voluntary Equity Investment Program, described under “Compensation of Executive Officers and Directors—Compensation Discussion and Analysis—Long-Term Equity Compensation” above, and potential grants to recognize eligible newly hired or promoted employees.
The Company is not currently contemplating any specific grants under the amended 2010 SIP (hereafter, the “Amended 2010 SIP”) in the next year following the anticipated approval of the Amended 2010 SIP at the Annual Meeting, other than, at this time, we anticipate that if the Amended 2010 SIP is approved by our shareholders, the annual grants of RSUs to directors for fiscal 2016 (which are currently anticipated to be similar to the annual grants for fiscal 2015 described under “Compensation of Executive Officers and Directors—Director Compensation for Fiscal 2015—Elements of Director Compensation—Equity Compensation” above) would be made under the Amended 2010 SIP. We have sufficient authority to make these grants whether or not this proposal is approved by our shareholders.
Plan Summary
The principal features of the Amended 2010 SIP, as it is proposed to be amended, are summarized below. The summary is qualified in its entirety by reference to the full text of the Amended 2010 SIP. A copy of the Amended 2010 SIP is attached as Annex A to this proxy statement, marked to show the proposed amendments, and is incorporated herein by reference. Definitions in this Proposal No. 3 are applicable only within this section.

Administration
The Amended 2010 SIP will be administered by the Compensation Committee of the Board (the “Committee”), which may delegate its duties and powers in whole or in part to any subcommittee consisting solely of at least 2 individuals who are intended to qualify as “Non-Employee Directors” within the meaning of Rule 16b-3 under the Exchange Act (or any successor rule thereto) and “independent directors” within the meaning of the NYSE listed company rules, including those applicable to directors serving on a compensation committee. Additionally, the Committee may delegate the authority to grant awards under the Amended 2010 SIP to any employee or group of employees of Accenture plc, provided that such delegation and grants are consistent with applicable law and guidelines established by the Board from time to time. The Committee is authorized to interpret the Amended 2010 SIP and to establish, amend and rescind any rules and regulations relating to it and to make any other determinations that it deems necessary or desirable for the administration of the Amended 2010 SIP. The Committee has the authority to establish the terms and conditions of any award under the Amended 2010 SIP consistent with the provisions of the plan and to waive any terms and conditions at any time (including, without limitation, accelerating or waiving any vesting conditions). The Committee may determine the number of shares subject to any award.
Eligibility
The Committee may grant awards under the Amended 2010 SIP only to employees, directors or other service providers of the Company or its affiliates who are selected by the Committee to participate in the Amended 2010 SIP (“participants”). Awards may also, in the discretion of the Committee, be made under the Amended 2010 SIP in assumption of, or in substitution for, outstanding awards previously granted by Accenture plc. The number of shares underlying any substitute awards will be counted against the aggregate number of shares available for awards under the Amended 2010 SIP.
As of November 30, 2015, approximately 24,000 employees, including our executive officers, would be eligible to participate in the programs approved under the Amended 2010 SIP. In addition, a small number of other service providers that we may engage from time-to-time, along with the members of the Board, are eligible to participate in the Amended 2010 SIP. The closing price of Accenture plc Class A ordinary shares as reported on the New York Stock Exchange was $107.22 on November 30, 2015.
Share Reserve Under the Amended 2010 SIP
There are a total of 74 million Accenture plc Class A ordinary shares currently authorized under the 2010 SIP. The total number of Accenture plc Class A ordinary shares that may be used to satisfy awards under the Amended 2010 SIP (inclusive of awards previously granted and settled under the 2010 SIP) ~~is~~ will be 83 million, which is inclusive of the additional 9 million shares requested to be approved under this proposal.
Prohibition on Share Recycling Under the Amended 2010 SIP
The total number of Accenture plc Class A ordinary shares that may be used to satisfy awards under the Amended 2010 SIP may consist, in whole or in part, of unissued shares or previously-issued shares.

The issuance or transfer of shares or the payment of cash to a participant upon the exercise or payment of any award will reduce the total number of shares available under the Amended 2010 SIP by the full number of shares which had been covered by the award, even if fewer shares are delivered due to “net settlement” of awards or withholding to cover taxes. Shares subject to awards that terminate, lapse or are cancelled without payment of consideration may again be used to satisfy awards under the Amended 2010 SIP. In contrast, the current 2010 SIP is silent regarding the extent to which share recycling might apply in the case of cash settled or net settled awards.
Limits on Director Compensation
Pursuant to the Amended 2010 SIP, ~~T~~the maximum number of shares subject to awards that may be granted during a fiscal year to any non-employee director, taken together with any cash retainer paid to such non-employee director in respect of such fiscal year, shall not exceed $750,000 in total value. In contrast, the current 2010 SIP does not contain a provision on maximum director compensation.
Term
The current 2010 SIP is scheduled to expire on December 10, 2019. Under the Amended 2010 SIP, ~~A~~awards may be granted ~~under the Amended 2010 SIP~~ until December 10, 2024 (the fifteenth anniversary of the date the Amended 2010 SIP was first approved by the Board), but awards granted before that date may extend beyond that date.
Terms and Conditions of Options
Options granted under the Amended 2010 SIP will be, as determined by the Committee, non-qualified stock options or incentive stock options (“ISOs”), as described in section 422 of the Internal Revenue Code of 1986, as amended (the “Code”), for U.S. federal income tax purposes (or other types of options in jurisdictions outside the United States), as evidenced by the related award agreements. Options granted will be subject to the following terms and conditions and to such other terms and conditions as the Committee determines.
Exercise Price; Exercisability. Options granted under the Amended 2010 SIP will have a purchase price per share (“exercise price”) that is not less than the fair market value of a share on the date of grant and will be exercisable at such time and upon such terms and conditions as may be determined by the Committee. The expiration date for options granted under the Amended 2010 SIP will be determined by the Committee upon option grant and set forth in the grant agreements governing the options but in any case shall not exceed 10 years from the date of grant. In contrast, the current 2010 SIP does not provide for an option term limit. Under the Amended 2010 SIP, “fair market value” is generally defined as the average of the high and low trading price on the New York Stock Exchange on the applicable date.
Exercise of Options. Except as otherwise provided in the Amended 2010 SIP or in an award agreement, an option may be exercised for all, or from time to time any part, of the shares for which it is then exercisable. The exercise date of an option will be the later of the date a notice of exercise is received by Accenture plc and, if applicable, the date payment is received by Accenture plc. Except as otherwise provided in an award agreement, the purchase price for the shares as to which an option is exercised shall be paid in full no later than the time when the shares are delivered following the exercise of the option.
ISOs. The Committee may grant options under the Amended 2010 SIP that are intended to be ISOs. No ISO will have a per share exercise price of less than the fair market value of a share on the date granted or have a term in excess of 10 years. However, no ISO may be granted to any participant who, at the time of such grant, owns more than 10% of the total combined voting power of all classes of shares of Accenture plc, unless:

▪	the exercise price for the ISO is at least 110% of the fair market value of a share on the date the ISO is granted; and

▪	the date on which the ISO terminates is a date not later than the day preceding the fifth anniversary of the date on which the ISO is granted.
All options granted under the Amended 2010 SIP are intended to be nonqualified stock options, unless the applicable award agreement expressly states that the option is intended to be an ISO. If an option is intended to be an ISO, and if for any reason the option (or portion thereof) does not qualify as an ISO, then, to the extent of the nonqualification, the option (or portion thereof) will be regarded as a nonqualified stock option granted under the Amended 2010 SIP, provided that the option (or portion thereof) otherwise complies with the Amended 2010 SIP’s requirements relating to nonqualified stock options.
Repricing. Once issued and outstanding under the Amended 2010 SIP, the exercise price of any option may not be reduced at any time during the term of such option without shareholder approval.
Terms and Conditions of Share Appreciation Rights
Grants. The Committee, in its sole discretion, also may grant a share appreciation right independent of an option or a share appreciation right in connection with an option, or a portion thereof. A share appreciation right granted in connection with an option:

▪	may be granted at the time the related option is granted or at any time prior to the exercise or cancellation of the related option;

▪	will cover the same number of shares covered by an option (or such lesser number of shares as the Committee may determine); and

▪
will be subject to the same terms and conditions as the option, except for any conditions on its exercisability or transferability as the Committee deems fit to impose, or any additional limitations as may be included in an award agreement.

Terms. The exercise price per share of a share appreciation right will be an amount determined by the Committee that is not less than the fair market value of a share on the date of grant. The expiration date for share appreciation rights granted under the Amended 2010 SIP will be determined by the Committee upon granting of a share appreciation right and set forth in a grant agreement governing the share appreciation rights, but in any case shall not exceed 10 years from the date of grant. In contrast, the current 2010 SIP does not provide for a share appreciation right term limit. Additionally, whereas the current 2010 SIP does not provide for any minimum vesting period for share appreciation rights, under the Amended 2010 SIP, ~~N~~no share appreciation right shall vest before the first anniversary of the grant date. Each share appreciation right granted independent of an option will entitle a participant upon exercise to a payment from Accenture plc of an amount equal to:

▪	the excess of the fair market value on the exercise date of 1 share over the exercise price per share, times

▪	the number of shares covered by the share appreciation right.
Each share appreciation right granted in conjunction with an option, or a portion thereof, will entitle a participant to surrender to Accenture plc the unexercised option, or any portion thereof, and to receive from Accenture plc in exchange an amount equal to:

▪	the excess of the fair market value on the exercise date of 1 share over the exercise price per share, times

▪	the number of shares covered by the option, or portion thereof, which is surrendered.
The date a notice of exercise is received by Accenture plc will be the exercise date. Payment will be made in shares or in cash, or partly in shares and partly in cash, all as determined by the Committee. If the payment is made, in whole or in part, in newly issued shares, the participant will agree to pay to Accenture plc the aggregate par value of such shares. Share appreciation rights may be exercised from time to time upon actual receipt by Accenture plc of written notice of exercise stating the number of shares with respect to which the share appreciation right is being exercised.
Repricing. Once issued and outstanding under the Amended 2010 SIP, the exercise price of any share appreciation right may not be reduced at any time during the term of such share appreciation right without shareholder approval.
Other Share-Based Awards
The Committee, in its sole discretion, may grant awards of shares, awards of restricted shares, awards of RSUs representing the right to receive shares and other awards that are valued in whole or in part by reference to, or are otherwise based on the fair market value of, shares (“other share-based awards”). These other share-based awards will be in such form, and dependent on such conditions, as the Committee determines. This includes, without limitation, the right to receive one or more shares (or the equivalent cash value of such shares) upon the completion of a specified period of service, the occurrence of an event and/or the attainment of performance objectives. The Amended 2010 SIP explicitly provides for the ability to grant “matching” awards under the Amended 2010 SIP in connection with a participant’s purchase of shares, whereas the current 2010 SIP is silent in that regard. Other share-based awards may be granted alone or in addition to any other awards granted under the Amended 2010 SIP. Subject to the provisions of the Amended 2010 SIP, the Committee will determine:

▪	to whom and when other share-based awards will be made;

▪	the number of shares to be awarded under (or otherwise related to) these other share-based awards;

▪	whether these other share-based awards will be settled in cash, shares or a combination of cash and shares; and

▪
all other terms and conditions of the other share-based awards (including, without limitation, their vesting provisions, any required payments to be received from participants and other provisions ensuring that all shares so awarded and issued be fully paid and non-assessable).

Adjustments Upon Certain Events
Generally. In the event of any change in the outstanding shares by reason of any share dividend or split, reorganization, recapitalization, merger, consolidation, amalgamation, spin-off or combination transaction or repurchase or exchange of shares or other corporate exchange, or any distribution to shareholders of shares other than regular cash dividends or any transaction similar to the foregoing, the Committee in its sole discretion and without liability to any person will make such substitution or adjustment, if any, as it deems to be equitable, as to:

▪	the number or kind of shares or other securities or property issued or reserved for issuance pursuant to the Amended 2010 SIP or pursuant to outstanding awards;

▪	the grant price or exercise price of any share appreciation right;

▪	any applicable performance measures or performance vesting terms with respect to outstanding awards; and/or

▪	any other affected terms of any award.
Change in Control. In the event of a change in control (as defined below), the Committee may, in its sole discretion, provide for the termination of an award upon the consummation of the change in control and:

▪
the payment of a cash amount in exchange for the cancellation of an award which, in the case of options and share appreciation rights, may equal the excess, if any, of the fair market value of the shares subject to such options or share appreciation rights over the aggregate exercise price of such options or share appreciation rights; and/or

▪	the issuance of substitute awards that will substantially preserve the otherwise applicable terms of any affected awards previously granted.
The occurrence of any of the following events will constitute a “change in control”:

▪
any person (other than Accenture plc, any trustee or other fiduciary holding securities under an employee benefit plan of Accenture plc, or any company owned, directly or indirectly, by the shareholders of Accenture plc in substantially the same proportions as their ownership of shares of Accenture plc) becomes the beneficial owner (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, of securities of Accenture plc, representing 50% or more of the combined voting power of Accenture plc’s then-outstanding securities (rather than 20% as is provided under the current 2010 SIP);

▪
during any period of 24 consecutive months, individuals who at the beginning of that period constitute the Board, and any new director (other than a director nominated by any person (other than the Board) who publicly announces an intention to take or to consider taking actions (including, but not limited to, an actual or threatened proxy contest) which if consummated would constitute a change in control) whose election by the Board or nomination for election by Accenture plc’s shareholders has been approved by a vote of at least two-thirds of the directors then still in office who either were directors at the beginning of the period or whose election or nomination for election was previously so approved, cease for any reason to constitute at least a majority thereof;

▪
the consummation of any transaction or series of transactions resulting in a merger, consolidation or amalgamation, in which Accenture plc is involved, other than a merger, consolidation or amalgamation which would result in the shareholders of Accenture plc immediately prior thereto continuing to own (either by remaining outstanding or by being converted into voting securities of the surviving entity), in the same proportion as immediately prior to the transaction(s), more than 50% of the combined voting power of the voting securities of Accenture plc or such surviving entity outstanding immediately after such merger, consolidation or amalgamation; or

▪	the complete liquidation of Accenture plc or the sale or disposition by Accenture plc of all or substantially all of Accenture plc’s assets.
Restrictions on Transfer
Unless otherwise determined by the Committee, an award will not be transferable or assignable by the participant other than by will or by the laws of descent and distribution. An award exercisable after the death of a participant may be exercised by the legatees, personal representatives or distributees of the participant.
Amendments or Termination
The Board may amend, alter or discontinue the Amended 2010 SIP, but no amendment, alteration or discontinuation will be made which:

▪	without the approval of the shareholders of Accenture plc, would increase the total number of shares reserved for the purposes of the Amended 2010 SIP; or

▪	without the consent of a participant, would materially adversely affect any of the rights of the participant under any award granted to the participant under the Amended 2010 SIP.
The Committee may amend the Amended 2010 SIP, however, in such manner as it deems necessary to permit awards to meet the requirements of the Code or other applicable laws.

New Plan Benefits
All awards to employees, directors and other service providers under the Amended 2010 SIP are made at the discretion of the Committee and its delegates. Therefore, the benefits and amounts that will be received or allocated under the plan are not determinable at this time. Please refer to the description of grants made to named executive officers in the last fiscal year described in the “Grants of Plan-Based Awards for Fiscal 2015” table. Grants made to non-employee directors in the last fiscal year are described in “Director Compensation for Fiscal 2015.”
Federal U.S. Income Tax Information
The following summary briefly describes current U.S. federal income tax consequences of rights under the Amended 2010 SIP. The summary is not a detailed or complete description of all U.S. federal tax laws or regulations that may apply, however, and does not address any local, state or other country laws. Therefore, no one should rely on this summary for individual tax compliance, planning or decisions. Participants in the Amended 2010 SIP are encouraged to consult with their own professional tax advisors concerning tax aspects of rights under the Amended 2010 SIP and should be aware that tax laws may change at any time.
Stock Options
An employee to whom an ISO that qualifies under section 422 of the Code is granted generally will not recognize income at the time of grant or exercise of such option (although special alternative minimum tax rules may apply to the employee upon option exercise). No federal income tax deduction will be allowable to Accenture plc upon the grant or exercise of such ISO.
When the employee sells shares acquired through the exercise of an ISO more than 1 year after the date of transfer of such shares and more than 2 years after the date of grant of such ISO, the employee will normally recognize a long-term capital gain or loss equal to the difference, if any, between the sale prices of such shares and the option price. If the employee does not hold such shares for this period, when the employee sells such shares, the employee will recognize ordinary compensation income and possibly capital gain or loss in such amounts as are prescribed by the Code and regulations thereunder, and Accenture plc will generally be entitled to a federal income tax deduction in the amount of such ordinary compensation income.
An employee to whom an option that is not an ISO (a “non-qualified option”) is granted will not recognize income at the time of grant of such option. When such employee exercises a non-qualified option, the employee will recognize ordinary compensation income equal to the excess, if any, of the fair market value as of the date of a non-qualified option exercise of the shares the employee receives, over the option exercise price. The tax basis of such shares will be equal to the exercise price paid plus the amount includable in the employee’s gross income, and the employee’s holding period for such shares will commence on the day after which the employee recognized taxable income in respect of such shares. Subject to applicable provisions of the Code and regulations thereunder, Accenture plc or one of its affiliates will generally be entitled to a federal income tax deduction in respect of the exercise of non-qualified options in an amount equal to the ordinary compensation income recognized by the employee. Any such compensation includable in the gross income of an employee in respect of a non-qualified option will be subject to appropriate federal, state, local and foreign income and employment taxes.
Restricted Shares
Unless an election is made by the participant under section 83(b) of the Code, the grant of an award of restricted shares will have no immediate tax consequences to the participant. Generally, upon the lapse of restrictions (as determined by the applicable restricted share agreement between the participant and Accenture plc), a participant will recognize ordinary income in an amount equal to the product of (1) the fair market value of a share of Accenture plc on the date on which the restrictions lapse, less any amount paid with respect to the Award of restricted shares, multiplied by (2) the number of restricted shares with respect to which restrictions lapse on such date. The participant’s tax basis will be equal to the sum of the amount of ordinary income recognized upon the lapse of restrictions and any amount paid for such restricted shares. The participant’s holding period will commence on the date on which the restrictions lapse.
A participant may make an election under section 83(b) of the Code within 30 days after the date of transfer of an award of restricted shares to recognize ordinary income on the date of award based on the fair market value of ordinary shares of Accenture plc on such date. An employee making such an election will have a tax basis in the restricted shares equal to the sum of the amount the employee recognizes as ordinary income and any amount paid for such restricted shares, and the employee’s holding period for such restricted shares for tax purposes will commence on the date after such date.
With respect to restricted shares upon which restrictions have lapsed, when the employee sells such shares, the employee will recognize capital gain or loss consistent with the treatment of the sale of shares received upon the exercise of non-qualified options, as described above.
Restricted Share Units
A participant to whom a RSU is granted generally will not recognize income at the time of grant (although the participant may become subject to employment taxes when the right to receive shares becomes “vested” due to retirement eligibility or otherwise). Upon delivery of ordinary shares of Accenture plc in respect of an RSU, a participant will recognize ordinary income in an amount equal to the product of (1) the fair market value of a share of Accenture plc on the date on which the ordinary shares of Accenture plc are delivered, multiplied by (2) the number of ordinary shares of Accenture plc delivered.
Other Share-based Awards
With respect to other share-based awards paid in cash or ordinary shares, participants will generally recognize income equal to the fair market value of the ordinary shares or the amount of cash paid on the date on which delivery of shares or payment in cash is made to the participant.

Code Section 409A
Section 409A of the Code generally provides rules that must be followed with respect to covered deferred compensation arrangements in order to avoid the imposition of an additional 20% tax (plus interest) upon the service provider who is entitled to receive the deferred compensation. Certain awards that may be granted under the Amended 2010 SIP may constitute “deferred compensation” within the meaning of and subject to section 409A. While the Committee intends to administer and operate the Amended 2010 SIP and establish terms with respect to awards subject to section 409A in a manner that will avoid the imposition of additional taxation under section 409A upon a participant, we cannot assure you that additional taxation under section 409A will be avoided in all cases. In the event Accenture plc is required to delay delivery of shares or any other payment under an award in order to avoid the imposition of an additional tax under section 409A, Accenture plc will deliver such shares (or make such payment) on the first day that would not result in the participant incurring any tax liability under section 409A.
Resolution
THE TEXT OF THE RESOLUTION IN RESPECT OF PROPOSAL NO. 3 IS AS FOLLOWS:
“Approval be and is hereby given to the adoption by the Company of an amendment to the Amended and Restated Accenture plc 2010 Share Incentive Plan to (1) increase the number of shares available for issuance under the 2010 SIP by 9 million shares, (2) establish limits on total annual compensation granted to our non-employee directors and (3) make other amendments to the 2010 SIP, in accordance with the marked provisions of a document entitled “Amended and Restated Accenture plc 2010 Share Incentive Plan” (the “Amended 2010 SIP”), which has been made available to shareholders prior to the meeting and that the directors be and are hereby authorized to take all such actions with reference to the Amended 2010 SIP as may be necessary to ensure the adoption and operation of the Amended 2010 SIP.”

✓
The Board recommends that you vote “FOR” the approval of the amendments to the Amended and Restated Accenture plc 2010 Share Incentive Plan to increase the number of shares available for issuance by 9 million shares, establish limits on total annual compensation granted to our non-employee directors and make other amendments to the 2010 SIP.